================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                 AMENDMENT NO. 1
                                       TO
                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              --------------------
                        NEW YORK COMMUNITY BANCORP, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))
                              --------------------
                                      UNITS
                         (TITLE OF CLASS OF SECURITIES)
                                    64944P307
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                              --------------------
                               JOSEPH R. FICALORA
                 CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        NEW YORK COMMUNITY BANCORP, INC.
                               615 MERRICK AVENUE
                            WESTBURY, NEW YORK 11590
                            TELEPHONE: (516) 683-4100
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                 AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                              --------------------
                                   COPIES TO:

                              ERIC S. KRACOV, ESQ.
                            VICTOR L. CANGELOSI, ESQ.
                             EDWARD G. OLIFER, ESQ.
                             KILPATRICK STOCKTON LLP
                               607 14TH STREET, NW
                                    SUITE 900
                              WASHINGTON, DC 20005
                                 (202) 508-5800
                              --------------------
                            CALCULATION OF FILING FEE

================================================================================
        TRANSACTION VALUATION*                   AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
            $188,270,147                               $10,506
================================================================================

* This valuation assumes the exchange of 5,498,544 Bifurcated Option Note Unit SecuritiES(SM) of New York Community Bancorp, Inc. ("NYB"), stated amount $50.00 per unit, ("BONUSES(SM) units") for common shares of NYB, par value $0.01 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the high and low prices of the NYB BONUSES(SM) units of $34.24 as of July 27, 2009 as reported on the New York Stock Exchange.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #5 for Fiscal Year 2009, effective March 11, 2009, equals $55.80 for each $1,000,000 of the value of the transaction.
|X| Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,506                Filing Party: New York Community Bancorp, Inc.
Form or Registration No.: Schedule TO          Date Filed: July 29, 2009

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
|X| Check the appropriate boxes below to designate any transaction to which the statement relates:
     |_|   third party tender offer subject to Rule 14d-1.
     |X|   issuer tender offer subject to Rule 13e-4.
     |_|   going private transaction subject to Rule 13e-3.
     |_|   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|
================================================================================

                                  INTRODUCTION

       This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed on July 29, 2009 (the "Schedule TO") by New York Community Bancorp, Inc. ("NYB"), a Delaware corporation, pursuant to
Section 13e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with an offer by NYB to exchange any and all of its 5,498,544 Bifurcated Option Note Unit SecuritiES(SM), stated amount $50.00 per unit (the "BONUSES(SM) units"), comprised of (i) a Trust Preferred Security issued by New York Community Capital Trust V (the "Trust"), having a liquidation preference of $50.00 and a distribution rate of 6% per annum on the stated liquidation preference ("Trust Preferred Security"); and (ii) a warrant to purchase 2.4953 shares of NYB common stock (the "Common Shares") at any time prior to May 7, 2051, the exercise price of which is currently $50.00, for a number of its Common Shares, at an exchange ratio equal to (i) 2.4953 Common Shares plus (ii) a number of Common Shares equal to $10.00 divided by the Weighted Average Price of the Common Shares, for each validly tendered and accepted BONUSES(SM) unit, on the terms and subject to the conditions described in the Offer to Exchange, dated July 29, 2009 (the "Offer to Exchange"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Exchange Offer.

      All information in the Offer to Exchange, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference in this Amendment No. 1 in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided for herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meanings ascribed to them in the Offer to Exchange as amended or supplemented.

ITEMS 1 THROUGH 11.

THE OFFER TO EXCHANGE, A COPY OF WHICH WAS FILED WITH THE SCHEDULE TO AS EXHIBIT
(A)(1)(A), IS HEREBY AMENDED AND SUPPLEMENTED AS FOLLOWS:

(1) THE SECOND PARAGRAPH, THE THREE BULLETS WHICH FOLLOW THE SECOND PARAGRAPH AND THE THIRD PARAGRAPH UNDER THE CAPTION "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE IV OF THE OFFER TO EXCHANGE ARE AMENDED TO READ AS FOLLOWS:

The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this Offer to Exchange. We incorporate by reference the documents listed below (but not documents that are furnished, unless expressly incorporated herein by a reference in such furnished document) that we have filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on or before the date of this Offer to Exchange:

     o Annual Report on Form 10-K for the year ended December 31, 2008.
     o Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009.
     o Current Reports on Form 8-K filed on January 13, 2009, May 8, 2009 and June 10, 2009.

Documents we file (but not documents that are furnished, unless expressly incorporated herein by reference in such furnished document) with the SEC under
Section 13(e), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer to Exchange will be incorporated by reference in this Offer to Exchange only upon our filing of an amendment to the Schedule TO. Any statement contained in this Offer to Exchange or in a document (or part thereof) incorporated by reference in this Offer to Exchange shall be considered to be modified or superseded for purposes of this Offer to Exchange to the extent that a statement contained in any subsequent amendment to this Offer to Exchange or amendment to the Schedule TO to which this Offer to Exchange relates modifies or supersedes that statement.

(2) THE FIRST PARAGRAPH UNDER THE CAPTION "FORWARD-LOOKING STATEMENTS" ON PAGE VI OF THE OFFER TO EXCHANGE IS DELETED IN ITS ENTIRETY AND REPLACED WITH THE
FOLLOWING:

This Offer to Exchange, like many written and oral communications presented by us and our authorized officers, may contain certain forward-looking statements regarding our prospective performance and strategies within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

(3) THE REFERENCE TO "THREATENED" IN THE FIRST SENTENCE OF THE SECOND PARAGRAPH ON PAGE 19 OF THE OFFER TO EXCHANGE HAS BEEN DELETED.

(4) THE REFERENCE TO "PROPOSED" IN THE FIRST SENTENCE OF THE THIRD PARAGRAPH ON PAGE 19 OF THE OFFER TO EXCHANGE HAS BEEN AMENDED TO READ "PROPOSED AND PUBLISHED IN THE PUBLIC DOMAIN."

(5) THE SECOND SENTENCE OF THE LAST PARAGRAPH ON PAGE 19 OF THE OFFER TO EXCHANGE AND THE FIRST SENTENCE OF THE SECOND PARAGRAPH UNDER THE CAPTION "EXPIRATION DATE" ON PAGE 20 OF THE OFFER TO EXCHANGE ARE BOTH DELETED IN THEIR ENTIRETY AND EACH REPLACED WITH THE FOLLOWING:

The foregoing conditions to the Exchange Offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the Exchange Offer, must be satisfied or waived by us on or prior to the expiration date.

(6) THE FIRST SENTENCE OF THE SECOND TO LAST PARAGRAPH ON PAGE 20 OF THE OFFER TO EXCHANGE IS DELETED IN ITS ENTIRETY AND REPLACED WITH THE FOLLOWING:

We may terminate or withdraw the Exchange Offer at our sole discretion at any time and for any reason, subject to applicable law, including if any condition is not satisfied or is not waived by us on or before the expiration date, other than conditions dependent upon the receipt of any governmental approvals necessary to consummate the Exchange Offer.

(7) THE LAST PARAGRAPH ON PAGE 21 OF THE OFFER TO EXCHANGE IS DELETED IN ITS ENTIRETY.

(8) THE SECTION ENTITLED "SUBSEQUENT REPURCHASES" ON PAGE 27 OF THE OFFER TO EXCHANGE IS DELETED IN ITS ENTIRETY AND REPLACED WITH THE FOLLOWING:


SUBSEQUENT REPURCHASES

       Following completion of the Exchange Offer, we may repurchase additional BONUSES(SM) units that remain outstanding in the open market, in privately negotiated transactions, through tender offers, or otherwise. Future purchases of BONUSES(SM) units that remain outstanding after the Exchange Offer may be on terms that are more or less favorable than the terms of the Exchange Offer. Exchange Act Rules 14e-5 and 13e-4 generally prohibit us and our affiliates from purchasing any BONUSESSM units other than pursuant to the Exchange Offer until 10 business days after the expiration date, although there are some exceptions. However, we have no current plans or understandings to repurchase additional BONUSES units following the completion of the Exchange Offer. Future repurchases, if any, will depend on many factors, including market conditions and the conditions of our business. The repurchase of additional BONUSESSM units following the Exchange Offer will be subject to approval of our regulators.

THE LETTER OF TRANSMITTAL, A COPY OF WHICH WAS FILED WITH THE SCHEDULE TO AS EXHIBIT (A)(1)(B), IS HEREBY AMENDED AND SUPPLEMENTED AS FOLLOWS:

(1) THE LAST SENTENCE ON THE CARRYOVER PARAGRAPH AT THE TOP OF PAGE 5 AND THE SENTENCE BEGINNING WITH (I) UNDER THE SECTION ENTITLED "ACKNOWLEDGEMENT OF REPRESENTATIONS AND WARRANTIES" HAVE BEEN DELETED IN THEIR ENTIRETY FROM THE LETTER OF TRANSMITTAL.

THE PRESS RELEASE, DATED JULY 29, 2009, A COPY OF WHICH WAS FILED WITH THE SCHEDULE TO AS EXHIBIT (A)(5), IS HEREBY AMENDED AND SUPPLEMENTED AS FOLLOWS:

(1) THE FIRST PARAGRAPH UNDER THE CAPTION "FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK FACTORS" IS DELETED IN ITS ENTIRETY AND REPLACED WITH THE
FOLLOWING:

This release, like many written and oral communications presented by New York Community Bancorp, Inc. and our authorized officers, may contain certain forward-looking statements regarding our prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended.

ITEM 12.    EXHIBITS.
(a)(1)(A)*  Offer to Exchange, dated July 29, 2009
(a)(1)(B)*  Form of Letter of Transmittal
(a)(1)(C)*  Form of Notice of Withdrawal
(a)(1)(D)*  Form of Letter to Clients
(a)(1)(E)*  Form of Letter to The Depository Trust Company Participants
(a)(5)*     Press Release, dated July 29, 2009
(d)(1)      Underwriting Agreement for offering BONUSES(SM) units(1)
(d)(2)*     Amended and Restated Declaration of Trust of New York Community Capital Trust V
(d)(3)*     Indenture relating to the Junior Subordinated Debentures between New York Community Bancorp, Inc. and
            Wilmington Trust Company, as Trustee
(d)(4)*     First Supplemental Indenture between New York Community Bancorp, Inc. and Wilmington Trust Company,
            as Trustee
(d)(5)*     Form of Preferred Security (included in Exhibit (d)(2))
(d)(6)*     Form of Warrant (included in Exhibit (d)(10))
(d)(7)*     Form of Unit Certificate (included in Exhibit (d)(9))
(d)(8)*     Guarantee issued in connection with the BONUSES(SM) units
(d)(9)*     Unit Agreement between New York Community Bancorp, Inc., New York Community Capital Trust V and
            Wilmington Trust Company, as Warrant Agent, Property Trustee and Agent
(d)(10)*    Warrant Agreement between New York Community Bancorp, Inc. and Wilmington Trust Company, as Agent
(d)(11)     Amendment No. 1 to the Amended and Restated Declaration of Trust of New York Community Capital Trust V(2)
(d)(12)     Amendment No. 1 to the First Supplemental Indenture between New York Community Bancorp, Inc. and Wilmington
            Trust Company, as Trustee(2)
(d)(13)     Amendment No. 1 to the Warrant Agreement between New York Community Bancorp, Inc. and
            Wilmington Trust Company, as Warrant Agent(2)

------------------
*     Previously filed.
(1) Incorporated by reference to the exhibits to the Form 8-K filed with the Securities and Exchange Commission on November 4, 2002.
(2) Incorporated by reference to the exhibits to the Form 8-K filed with the Securities and Exchange Commission on April 17, 2003.

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3. Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 11, 2009        NEW YORK COMMUNITY BANCORP, INC.


                             By: /s/ Joseph R. Ficalora
                                 -----------------------------------------------
                                 Name:   Joseph R. Ficalora
                                 Title:  Chairman, President and
                                         Chief Executive Officer

                                  EXHIBIT INDEX

(a)(1)(A)*    Offer to Exchange, dated July 29, 2009
(a)(1)(B)*    Form of Letter of Transmittal
(a)(1)(C)*    Form of Notice of Withdrawal
(a)(1)(D)*    Form of Letter to Clients
(a)(1)(E)*    Form of Letter to The Depository Trust Company Participants
(a)(5)*       Press Release, dated July 29, 2009
(d)(1)        Underwriting Agreement for offering BONUSES(SM) units(1)
(d)(2)*       Amended and Restated Declaration of Trust of New York Community Capital Trust V
(d)(3)*       Indenture relating to the Junior Subordinated Debentures between New York Community Bancorp, Inc. and
              Wilmington Trust Company, as Trustee
(d)(4)*       First Supplemental Indenture between New York Community Bancorp, Inc. and Wilmington Trust Company, as
              Trustee
(d)(5)*       Form of Preferred Security (included in Exhibit (d)(2))
(d)(6)*       Form of Warrant (included in Exhibit (d)(10))
(d)(7)*       Form of Unit Certificate (included in Exhibit (d)(9))
(d)(8)*       Guarantee issued in connection with the BONUSES(SM) units
(d)(9)*       Unit Agreement between New York Community Bancorp, Inc., New York Community Capital Trust V and
              Wilmington Trust Company, as Warrant Agent, Property Trustee and Agent
(d)(10)*      Warrant Agreement between New York Community Bancorp, Inc. and Wilmington Trust Company, as Agent
(d)(11)       Amendment No. 1 to the Amended and Restated Declaration of Trust of New York Community Capital Trust V(2)
(d)(12)       Amendment No. 1 to the First Supplemental Indenture between New York Community Bancorp, Inc. and Wilmington
              Trust Company, as Trustee(2)
(d)(13)       Amendment No. 1 to the Warrant Agreement between New York
              Community Bancorp, Inc. and Wilmington Trust Company, as Warrant
              Agent(2)

------------------
*    Previously filed.
(1) Incorporated by reference to the exhibits to the Form 8-K filed with the Securities and Exchange Commission on November 4, 2002.
(2) Incorporated by reference to the exhibits to the Form 8-K filed with the Securities and Exchange Commission on April 17, 2003.